GLOBAL INDUSTRY PRODUCTS, CORP.

7770 Dean Martin Dr., Ste. 303

Las Vegas, NV 89139

(800) 662-2296

 February 26, 2026

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Washington, D.C 20549

Re: Global Industry Products, Corp.

Registration Statement on Form S-1

File No. 333-290608

Dear Commission:

The undersigned, Global Industry Products, Corp., a Nevada corporation (the "Registrant" or “Company”), has filed a Registration Statement on Form S-1 (File No. 333-290608) on September 30, 2025 and a Form S-1/A on February 4, 2026 (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended. No comments have been received and there has been no communication from SEC staff to date by telephone or email.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 A.M. on March 2, 2026, or as soon thereafter as is possible.

Sincerely,

Global Industry Products, Corp.

/s/ Chester I Wright, III

___________________________________

Chester I. Wright, III, CEO